

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 14, 2022

Michael May, Esq.
Assistant General Counsel - Corporate
Chesapeake Energy Corporation
6100 North Western Avenue
Oklahoma City, Oklahoma 73118

      Re: Chesapeake Energy Corporation
          Amendment No. 2 to Schedule TO filed September 12, 2022
          File No. 005-43515
          Amendment No. 2 to Registration Statement on Form S-4 filed September 12, 2022
          File No. 333-266961

Dear Mr. May:

      We have reviewed your September 12, 2022 response to our comment letter and have the following comment:

Schedule TO-I and Registration Statement on Form S-4 filed on September 12, 2022

General

1.   We note your response to prior comment 1. Without necessarily agreeing with your analysis contained in your response, the staff will not undertake any further review of the issue at this time.

     Please direct any questions to Perry Hindin at 202-551-3444.

          Sincerely,

          Division of Corporation Finance
          Office of Mergers & Acquisitions

cc: Kevin M. Richardson, Esq.